SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Press Release dated November 15, 2005;
—	Notice of a change in the share capital of Enel S.p.A. dated November 11, 2005;
—	Report on the third quarter of 2005.

Press Release
ENEL: RENEWED THE 10 BILLION EURO MEDIUM TERM NOTES PROGRAM AND THE 4 BILLION EURO COMMERCIAL PAPER PROGRAM
Rome, November 15, 2005 — Enel (rating A1/A-1 stable from S&P’s, and Aa3/P-1 stable from Moody’s) has renewed its Medium Term Notes Program. The size of the program, unchanged, is 10 billion Euro. The issuers of the program are Enel S.p.A. and Enel Finance International S.A., a financial vehicle based in Luxembourg wholly owned and guaranteed by Enel S.p.A. Arrangers of the program are Deutsche Bank and J.P.Morgan.
Besides, Enel has renewed its Commercial Paper Program. The size has been increased from 2.5 to 4 billion Euro. The issuer of the program is Enel Finance International S.A., guaranteed by Enel S.p.A. Arranger of the program is Citigroup.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between October 17, 2005 and October 31, 2005 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between October 17, 2005 and October 31, 2005 a total of 236,500 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on November 11, 2005.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each

Total	6,150,778,807	6,150,778,807	1 Euro	6,150,542,307	6,150,542,307	1 Euro

Of which:
Ordinary shares (rank for dividend pari passu: January 1, 2005) current coupon number 6	6,150,778,807	6,150,778,807	1 Euro	6,150,542,307	6,150,542,307	1 Euro

Report on the 3rd Quarter
of 2005

The Enel structure

Foreword
The Consolidated Report for the 3rd Quarter of 2005 of the Enel Group was prepared in compliance with Consob Regulation no. 11971/1999 and subsequent amendments and in accordance with international accounting principles applicable to interim reports.
The Enel Group adopted the International Financial Reporting Standards (IFRS) in 2005, backdating the transition date to January 1, 2004.
The Consolidated Financial Statements at September 30, 2005 are not audited and were prepared using the same recording and valuation criteria adopted in the preparation of the Consolidated Financial Statements at June 30, 2005.
The comparative figures for the corresponding periods of 2004 shown in this Consolidated Quarterly Report were reclassified in accordance with IFRS. The attachments show the impact of applying IFRS to the September 30, 2004 figures, which were originally prepared and published under Italian GAAP. For the December 31, 2004 figures, reference should be made to the document entitled “Transition to International Financial Reporting Standards (IFRS)” published on June 14, 2005 (available on Enel’s website).
This document also details the impact of the transition to IFRS on the Enel Group’s Balance Sheet at the date of transition (January 1, 2004), the 2004 Income Statement and the choices made on First-time adoption.

Significant events in the 3rd Quarter of 2005
Information on the deconsolidation of the Telecommunications and the Transmission Networks sectors
As a result of the sale of investments in Wind and Terna respectively on August 11, 2005 and September 15, 2005, the Telecommunications and Transmission Networks sectors were excluded from the consolidation, and results of the same up to the date of the respective sale in addition to the related capital gains realized in 2005 and 2004 were included under discontinued operations.
Telecommunications: sale of stake in Wind
On August 11, 2005 Enel and Weather Investments Srl, a company controlled by entrepreneur Naguib Sawiris, fulfilled the requirements for the first phase of the sale to Weather of a controlling stake in Wind Telecomunicazioni SpA, as provided in a sale agreement underwritten on May 26, 2005 and following the approval of competent Authorities.
More specifically, Enel sold to a subsidiary of Weather a 62.75% stake in Wind for a consideration of euro 2,986 million.
Prior to the operation, Sawiris had sold to another Weather subsidiary a 50% plus one share stake in Orascom Telecom Holding, a mobile phone company with principal operations in the Middle East, Africa and Pakistan, whose shares are listed on the Cairo stock exchange and traded as General Depositary Receipts (GDR) on the London stock exchange.
On August 11, 2005, Enel has also underwritten a capital increase of Weather, acquiring a 5.2% stake for euro 305 million.
According to the agreement signed in May 2005, Enel and Weather will hold put and call options giving Enel the right to sell and Weather the right to buy the residual 37.25% share in Wind held by Enel between January 15, 2006 and June 30, 2006. Based on the exercise of such options, Enel will thus be entitled to receive euro 328 million in cash and a further share in Weather, thus increasing its stake in the company to 26.1% for a consideration of about euro 1,960 million.
Transmission Networks: sale of stake in Terna
On September 15, 2005, Enel SpA sold to Cassa Depositi e Prestiti SpA a 29.99% stake in Terna, reducing its stake in the company to slightly more than 6.1%. The consideration for the sale, calculated on the basis of the weighted average of prices of Terna’s shares during the period prior to closing of the sale to Cassa Depositi e Prestiti, as provided in the Memorandum of understanding underwritten by the two companies on March 23, 2005, was equal to euro 1,315 million.
Sale of the Trento province electricity distribution network
On June 27, 2005, Enel Distribuzione and SET Distribuzione SpA (controlled by the Province of Trento) signed the final agreement for the sale to SET of Enel’s electricity distribution networks in the province of Trento.
The electricity distribution business of the Trento province, comprising of about 6,700 kilometers of distribution lines, 3,000 substations and 259 employees, serving about 255,000 customers, was sold on July 1, 2005 for a total consideration of euro 169 million.
Fourth placement of Enel shares
The fourth placement of Enel shares was concluded on July 7. Shares assigned to the public and to institutional investors amount to 500 million, in addition to the exercise in full of the greenshoe option, accounting for the placement of a further 75 million shares. The price of the shares to institutional investors was set at euro 7.18 per share, while the price for the general public was equal to euro 7.07 per share, generating net proceeds for the Ministry of Economics and Finance of about euro 4 billion.
Distribution of an interim dividend from 2005 net income
On September 29, 2005, the Board of Directors of Enel SpA set at euro 0.19 per share the interim dividend from 2005 net income whose distribution was resolved by the same on September 8, 2005. The interim dividend will be distributed starting November 24, 2005, with an ex-dividend date of November 21, 2005.
Sale of a 49% stake in Leasys
An agreement for the sale to Fiat of Enel’s share in Leasys (49%) was signed on September 30, 2005. The consideration for the sale, subject to the approval of Antitrust Authorities, is equal to euro 33.5 million.

Regulatory aspects and tariffs
Inquiries and investigations of the Authority
On February 9, 2005 the Antitrust Authority and the Authority for Electricity and Gas published the results of a joint investigation, began in 2003, on the state of the liberalization process of the electricity sector. The Authority for Electricity and Gas subsequently issued a document that illustrates measures to adopt to promote competition in the sector. The document contemplates both a structural reduction of market power as well as measures that limit interest in its exercise. A second document was issued in August 2005 soliciting opinions on the sale by Enel of generation capacity according to the so-called “Virtual Power Plant” mechanism. With Resolution no. 212/05, subsequently modified through Resolution no. 220/05, the Authority required Enel to dispose of 3,600 MW of virtual generation capacity in the South of Italy, and about 200 MW in Sicily. Enel will be allowed to set a minimum sale price below which the said capacity is not sold. Such minimum price may not in any case be higher than the price already agreed upon in contracts between Enel and the Single Buyer covering needs for 2006. Enel appealed the Resolution before the competent Regional Administrative Court requesting its suspension; the hearing of the case was scheduled for January 17, 2006. Furthermore, with Resolution no.175/05 the Authority established that the management of pumping stations strategic to the safety of the system should be attributed to the ISO. The Resolution does not specify all details regarding the measure and Enel intends in any case to protect its interests at all levels deemed adequate.

Highlights

3rd Quarter			First nine months
2005	2004		2005	2004

		Income data (in millions of euro)
8,213	7,803	Revenues	24,690	21,909
1,801	1,531	Gross operating margin	6,003	5,607
1,259	990	Operating income	4,345	3,991
1,491	488	Net income (including minority interests)	3,497	2,911
1,359	452	Group net income	3,274	2,820

		Financial data (in millions of euro)
		Net capital employed	29,350	43,580	(1)
		Net financial debt	10,657	24,514	(1)
		Shareholders’ Equity including minority interests	18,693	19,066	(1)
		Cash flows from operating activities	4,991	3,698
		Capital expenditure on tangible and intangible assets	2,236	2,414

		Per share data (euro)
0.22	0.07	Group net income per share (2)	0.53	0.46
		Group Shareholders’ Equity per share in circulation at period-end	2.98	2.94	(1)

		Operating data
36.5	38.6	Domestic electricity sales on the free and regulated market (TWh) (3)	110.4	118.4
62.0	62.3	Electricity transported on the domestic distribution network (TWh) (3)	187.7	187.6
0.7	0.8	Gas sales (billion cubic meters)	4.7	4.7
0.5	0.6	- of which to end-users (billion cubic meters)	3.5	3.6
27.9	33.0	Net electricity generated by Enel in Italy (TWh)	83.4	94.8
		Employees at period-end (no.)	52,947	61,898	(1)

		Market indicators
		Average Brent oil price ($/b)	53.5	36.3
		Low-sulfur content fuel oil average price ($/t) (4)	261.8	177.1
		Average price of coal ($/t) (5)	47.4	49.4
		Average $/€ exchange rate	1,263	1,226
		Six-month Euribor rate (average for the period)	2.16%	2.13%

(1)	At December 31, 2004.

(2)	Diluted Group net income per share coincides with Group net income per share .

(3)	Excluding sales to resellers.

(4)	Platt’s CIF Med Index.

(5)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Overview and summary of results
Results of the 3rd Quarter of 2005
Revenues for the 3rd Quarter of 2005 amount to euro 8,213 million, up 5.3% on the same period in 2004. Revenues of the Generation and Energy Management Division grow by 7.2% while those of the Networks, Infrastructure and Sales Divisions increase by 7.9%.
The gross operating margin amounts to euro 1,801 million (euro 1,531 million in the 3rd Quarter of 2004, up 17.6%), due primarily to the good performance of the Networks, Infrastructure and Sales Divisions.
Group net income amounts to euro 1,359 million (euro 452 million in the 3rd Quarter of 2004, up 200.7%). The euro 907 million increase can be partly attributed to the euro 821 million capital gain on the sale of a 29.99% stake in Terna.
Results of the first nine months of 2005
In the first nine months of 2005, revenues amounted to euro 24,690 million, up 12.7% on the same period in 2004. The increase is due almost entirely to electricity sales of Enel’s generation companies and of the Parent Company in the Pool Market and to the Single Buyer from April 1, 2004. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues and costs were eliminated in the consolidation.
Gross operating margin for the first nine months of 2005 amounts to euro 6,003 million (euro 5,607 million in the first nine months of 2004, up 7.1%). The increase can be traced primarily to the containment of operating costs, the increase in activity of international operations and the capital gain realized on the sale of the Trento province distribution network.
Group net income amounts to euro 3,274 million and includes the euro 1,149 million capital gain on the sale of an overall 43.85% share in the capital stock of Terna. The Group net income for the first nine months of 2004 (euro 2,820 million) included the euro 812 million capital gain on the placement of a 50% share in the capital stock of Terna.
Net capital employed at September 30, 2005 is equal to euro 29,350 million and is represented by the Group’s and minority interests’ share in the Shareholders’ Equity amounting to euro 18,693 million, and net financial debt equal to euro 10,657 million.
Net financial debt, declines on December 31, 2004 by euro 13,857 million due almost entirely to the disposal of a 62.75% stake in Wind and a 43.85% stake in Terna and the deconsolidation of the related debt of the two companies. At September 30, 2005, the debt to equity ratio was 0.57, down from 1.29 at December 31, 2004.

Outlook
The sale of a 62.75% stake in Wind and of a 43.85% stake in Terna and the consequent deconsolidation of debt relating to the two companies allowed Enel to reduce its debt exposure considerably, which should decline to about euro 13 billion by the end of the year.
The internationalization process continues as planned and the conclusion of the acquisition of Slovenské Electrárne is expected to take place by the 1st Half of 2006.
Based on results achieved in the first nine months of 2005 and those of measures undertaken by Enel towards the improvement of operating efficiency and the containment of costs, net ordinary income of the Group for the 2005 financial year is expected to improve sharply on 2004. Enel expects to achieve a further improvement also in 2006.

Operating review
Domestic electricity generation and demand
Domestic electricity flows (source: ISO)

3rd Quarter				In millions of kWh	First nine months

2005	2004	Change			2005	2004	Change

				Gross electricity generation:
63,051	62,570	481	0.8%	- thermal	185,787	182,978	2,809	1.5%
10,905	12,875	(1,970)	-15.3%	- hydroelectric	32,668	38,444	(5,776)	-15.0%
1,769	1,691	78	4.6%	- geothermal and other resources	5,388	5,428	(40)	-0.7%
75,725	77,136	(1,411)	-1.8%	Total gross electricity generation	223,843	226,850	(3,007)	-1.3%

(3,090)	(3,339)	249	7.5%	Auxiliary services consumption	(9,741)	(9,967)	226	2.3%

72,635	73,797	(1,162)	-1.6%	Net electricity generation	214,102	216,883	(2,781)	-1.3%

10,915	9,683	1,232	12.7%	Net electricity imports	37,662	33,042	4,620	14.0%

83,550	83,480	70	0.1%	Electricity delivered to the network	251,764	249,925	1,839	0.7%

(1,993)	(2,348)	355	15.1%	Consumption for pumping	(6,903)	(7,683)	780	10.2%

81,557	81,132	425	0.5%	Electricity demand	244,861	242,242	2,619	1.1%
•	Domestic electricity demand in the two periods considered increases slightly over the same periods in 2004 (up respectively 0.5% in the 3rd Quarter and 1.1% on the first nine months). In the 3rd Quarter of 2005, net domestic generation for consumption covered 86.6% of demand, while in the first nine months such coverage was equal to 84.6%;

•	net electricity generation declines instead in both periods considered, with a marked decrease of hydroelectric generation (down 15.3% in the 3rd Quarter of 2005 and down 15.0% in the first nine months of 2005), due to the lower water supply. Thermal generation grows by 0.8% in the 3rd Quarter of 2005 and by 1.5% in the first nine months of 2005;

•	net electricity imports grow by 12.7% in the 3rd Quarter of 2005 and by 14.0% in the first nine months of 2005 partly due to the coming into operation of new San Fiorano-Robbia 380 kV power line. Imports covered respectively 13.4% and 15.4% of demand for the two periods (as compared with respectively 11.9% and 13.6% in the corresponding periods in 2004).

Enel domestic electricity generation and sales
Enel generation and sales (domestic)

3rd Quarter				In millions of kWh	First nine months

2005	2004	Change			2005	2004	Change

27,872	33,032	(5,160)	-15.6%	Net electricity generation	83,392	94,776	(11,384)	-12.0%

42,604	44,141	(1,537)	-3.5%	Electricity purchases	129,489	106,458	23,031	21.6%

28,718	32,770	(4,052)	-12.4%	Sales to wholesalers (1)	85,663	68,037	17,626	25.9%

31,935	33,650	(1,715)	-5.1%	Sales on the regulated market (2)	96,777	102,880	(6,103)	-5.9%

4,600	4,921	(321)	-6.5%	Sales on the free market (2)	13,649	15,476	(1,827)	-11.8%

62,029	62,333	(304)	-0.5%	Electricity transported on Enel’s network (2)	187,718	187,597	121	0.1%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.
•	Net electricity generation declines by 15.6% in the 3rd Quarter and by 12.0% in the first nine months of 2005;

•	electricity purchases for the 3rd Quarter decline by 3.5% while they increase by 21.6% in the first nine months of 2005. The growth is connected with the start of operation of the Pool Market on April 1, 2004 and to trading in the market by the Single Buyer;

•	wholesale sales for the 3rd Quarter decline by 12.4%, while they increase by 25.9% in the first nine months of 2005 also due to the start of operation of the Pool Market;

•	sales on the regulated market (excluding sales to resellers) decline by 5.1% in the 3rd Quarter of 2005 and by 5.9% in the first nine months of 2005 due to the opening-up of the market, the sale of the Trento province distribution network on July 1, 2005, and to the upward revision in 2004 of estimates made at December 31, 2003 of volumes of electricity distributed and sold in 2003, not yet assessed and billed at pre-set intervals;

•	sales on the free market (excluding sales to resellers) decline by 6.5% in the 3rd Quarter of 2005 and by 11.8% in the first nine months of 2005 due primarily to lower sales to large electricity users (customers with an annual consumption of over 100 million kWh);

•	electricity transported on Enel’s network (inclusive of 1.5 TWh transported in previous years) is in line with the same periods in the previous year (down 0.5% in the 3rd Quarter of 2005 and up 0.1% in the first nine months of 2005). Excluding the impact of the mentioned upward revision of amounts of electricity recorded in 2004 and 2005, and the effect of the sale of the Trento province distribution network, the volume of electricity transported in the first nine months of 2005 grows by about 1.1% on the same period in the previous year.

Results by Division
Results by sector in the 3rd Quarter and in the first nine months of 2005 and 2004
3rd Quarter 2005

	Continuing operations						Discontinued operations
			Services
	Generation	Networks,	and
	and Energy	Infrastructure	Other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	Company	adjustments	Total	Networks	Telecoms	adjustments	Total	TOTAL

Revenues from others	2,946	5,033	89	218	(73)	8,213	230	392	(4)	618	8,831
Intragroup revenues	266	37	284	47	(634)	—	10	17	(27)	—	—
Total revenues	3,212	5,070	373	265	(707)	8,213	240	409	(31)	618	8,831

Gross operating income of sector	471	698	51	22	17	1,259	140	45	4	189	1,448

Net financial income (expense)						(222)				(38)	(260)
Income taxes						435				87	522

Income for the period net of capital gains						602				64	666

Capital gains on sale of investments						—				825	825

Net income for the period including minority interests						602				889	1,491
3rd Quarter 2004

	Continuing operations						Discontinued operations
			Services
	Generation	Networks	and
	and Energy	Infrastructure	Other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	Company	adjustments	Total	Networks	Telecoms	adjustments	Total	TOTAL

Revenues from others	2,768	4,658	139	218	20	7,803	251	1,073	(38)	1,286	9,089
Intragroup revenues	229	14	235	49	(527)	—	12	55	(67)	—	—
Total revenues	2,997	4,672	374	267	(507)	7,803	263	1,128	(105)	1,286	9,089

Gross operating income of sector	494	494	(18)	49	(29)	990	142	38	15	195	1,185

Net financial income (expense)						(249)				(106)	(355)
Income taxes						339				3	342

Income for the period net of capital gains						402				86	488

Capital gains on sale of investments						—				—	—

Net income for the period including minority interests						402				86	488

First nine months of 2005

	Continuing operations						Discontinued operations
			Services
	Generation	Networks,	and
	and Energy	Infrastructure	Other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	Company	adjustments	Total	Networks	Telecoms	adjustments	Total	TOTAL

Revenues from others	9,377	14,587	286	652	(212)	24,690	711	2,604	(62)	3,253	27,943
Intragroup revenues	1,169	119	789	166	(2,243)	—	29	144	(173)	—	—
Total revenues	10,546	14,706	1,075	818	(2,455)	24,690	740	2,748	(235)	3,253	27,943

Gross operating income of sector	2,220	1,967	114	40	4	4,345	406	167	(1)	572	4,917

Net financial income (expense)						(571)				(240)	(811)
Income taxes						1,549				213	1,762

Income for the period net of capital gains						2,225				119	2,344

Capital gains on sale of investments						—				1,153	1,153

Net income for the period including minority interests						2,225				1,272	3,497
First nine months of 2004

	Continuing operations						Discontinued operations
			Services
	Generation	Networks,	and
	and Energy	Infrastructure	Other	Parent	Elisions and		Transmission		Elisions and
In millions of euro	Management	and Sales	activities	Company	adjustments	Total	Networks	Telecoms	adjustments	Total	TOTAL

Revenues from others	6,455	14,439	609	424	(18)	21,909	738	3,370	(119)	3,989	25,898
Intragroup revenues	2,603	93	754	353	(3,803)	—	34	183	(217)	—	—
Total revenues	9,058	14,532	1,363	777	(3,821)	21,909	772	3,553	(336)	3,989	25,898

Gross operating income of sector	1,871	2,005	90	117	(92)	3,991	395	125	(11)	509	4,500

Net financial income (expense)						(639)				(327)	(966)
Income taxes						1,423				12	1,435

Income for the period net of capital gains						1,929				170	2,099

Capital gains on sale of investments						—				812	812

Net income for the period including minority interests						1,929				982	2,911

Operating performance by sector
The scope of consolidation was affected by the following operations:
•	disposal of NewReal (Real Estate sector) on July 14, 2004;

•	acquisition of a controlling share in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;

•	acquisition on December 14, 2004 of controlling shares in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users);

•	acquisition of controlling shares in Electrica Banat and Electrica Dobrogea (distribution and sale of electricity in Romania) on April 28, 2005;

•	sale of a 62.75% stake in Wind on August 11, 2005, deconsolidation of the company and recording of the residual 37.25% share among non-current assets;

•	sale of a 43.85% stake in Terna in two phases (13.86% on March 31, 2005 and 29.99% on September 15, 2005) and deconsolidation of the company from September 15, 2005.

Generation and Energy Management
The Division includes electricity generation and energy related activities in Italy and abroad.
In the context of the reorganization of domestic operations began in 2004, on June 1, 2005, Enel Green Power, Enel Logistica Combustibili and Conphoebus, were merged into Enel Produzione effective retroactively for accounting and tax purposes January 1, 2005.
The Generation and Energy Management Division now includes the following activities:
•	Electricity:
•	generation in Italy through Enel Produzione (thermal, hydroelectric, wind and geothermal power);

•	generation abroad through the following companies: Viesgo Generación and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel ESN Energo (Russia), Enel North America (North America) and Enel Latin America (Central and South America);

•	sales on the domestic market to large electricity users (end-users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;

•	trading on international markets, also through Enel Trade.
•	Energy products, through Enel Trade:
•	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);

•	sale of natural gas to “distributors”;

•	trading on international markets.
Emission Trading
With reference to ETS (Emission Trading System) established to favor the reduction of greenhouse gas emissions, the Italian Ministry of the Environment is currently revising emission quotas by sector and by facility.
Emissions produced by Enel Produzione in the first nine months of 2005 are estimated at 41.5 million tons, and are expected to be lower than the quota that will be assigned to the company for 2005.
In Spain, Viesgo Generación was assigned a quota of 9.94 million tons for years 2005-2007. In the first nine months of 2005 actual emissions amounted to 4.76 million tons, representing a deficit of 0.86 million tons on quotas assigned and a related estimated expense of about euro 15 million.

Generation and Energy Management

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004		Change

			Italy
3,007	2,834	173	Revenues	9,933	8,633		1,300
700	726	(26)	Gross operating margin	2,917	2,616		301
439	445	(6)	Operating income	2,079	1,773		306

			International Operations
232	179	53	Revenues	687	455		232
64	75	(11)	Gross operating margin	236	172		64
32	49	(17)	Operating income	141	98		43

			Elisions
(27)	(16)	(11)	Revenues	(74)	(30)		(44)

			Total
3,212	2,997	215	Revenues	10,546	9,058		1,488
764	801	(37)	Gross operating margin	3,153	2,788		365
471	494	(23)	Operating income	2,220	1,871		349

			Net capital employed	14,788	14,931	(1)	(143)
			Employees at period-end (no.)	10,250	10,828	(1)	(578)
168	156	12	Capital expenditure	582	532		50

(1)	At December 31, 2004.

Italy
Electricity generation
Enel net domestic electricity generation

3rd Quarter				In millions of kWh	First nine months

2005	2004	Change			2005	2004	Change

20,499	24,724	(4,225)	-17.1%	Thermal	60,503	68,675	(8,172)	-11.9%
6,057	6,988	(931)	-13.3%	Hydroelectric	18,915	22,086	(3,171)	-14.4%
1,230	1,280	(50)	-3.9%	Geothermal	3,705	3,867	(162)	-4.2%
86	40	46	115.0%	Other resources	269	148	121	81.8%

27,872	33,032	(5,160)	-15.6%	Total	83,392	94,776	(11,384)	-12.0%
Net electricity generation declines by 15.6% in the 3rd Quarter and by 12.0% in the first nine months of 2005. The decline in thermal generation in the periods examined is due to higher imports and an increase in electricity generated by others that have supplied a larger portion of electricity delivered to the network. In this framework, hydroelectric generation declined by 13.3% in the 3rd Quarter and by 14.4% in the first nine months of 2005 due to the better water supply in the 2nd and 3rd Quarter of 2004 than in the corresponding periods in 2005. Generation from other resources increased in the two periods respectively by 115.0% and 81.8% due to coming into operation of new wind plants.
Contribution to gross thermal generation

3rd Quarter				In millions of kWh	First nine months

2005		2004			2005		2004

1,305	6.0%	2,233	8.5%	High-sulfur content fuel oil (S>0,5%)	3,928	6.1%	6,427	8.8%
2,000	9.2%	3,500	13.4%	Low-sulfur content fuel oil (S<0,5%)	8,079	12.6%	9,671	13.3%
3,305	15.2%	5,733	21.9%	Total fuel oil	12,007	18.7%	16,098	22.1%

10,524	48.3%	12,355	47.2%	Natural gas	29,608	46.0%	30,734	42.3%
7,894	36.3%	8,055	30.8%	Coal	22,563	35.1%	24,658	33.9%
42	0.2%	37	0.1%	Other fuels	135	0.2%	1,239	1.7%

21,765	100.0%	26,180	100.0%	Total	64,313	100.0%	72,729	100.0%
With reference to the fuel mix, the first nine months and the 3rd Quarter of 2005 registered a marked decline in fuel oil, with a growing percentage of electricity generated from coal and natural gas.
Lower generation from coal can be attributed to a higher modulation of loads at generation plants and maintenance activities concentrated in the first six months of

2005. The decline in generation from natural gas is due to the lower utilization of combined-cycle plants in Northern Italy, offset only in part by the higher utilization of the same type of plants in Central Italy and the coming into service in 2004 of the new Termini Imerese 6 combined-cycle plant.
Operating performance for the 3rd Quarter
Revenues for the 3rd Quarter 2005 amount to euro 3,007 million, growing by euro 173 million (up 6.1%) on the same period in 2004, due to the following main factors:
•	a euro 174 million increase in revenues from electricity sales reported by Enel Trade, due primarily to stronger trading on international markets;

•	recording of euro 39 million in income following the recognition of title to the reimbursement of non-recoverable costs incurred in the period in connection with natural gas imported from Nigeria. These revenues were not present in the 3rd Quarter of 2004 as the recognition of title to the reimbursement was granted only at the end of 2004;

•	a euro 107 million increase in revenues from the sale of electricity generated by Enel Produzione, inclusive of the remuneration of ancillary services;

•	a euro 138 million decline in net revenues from commodity risk hedging, of which euro 49 million due to the fair value valuation of “Contracts for differences” undertaken with the Single Buyer.
Gross operating margin amounts to euro 700 million, declining by euro 26 million (down 3.6%) on euro 726 million in the 3rd Quarter of 2004, due primarily to the fair value valuation of commodity hedging operations.
Operating income amounts to euro 439 million, declining by euro 6 million (down 1.3%) on the 3rd Quarter 2004 (euro 445 million), affected, with respect to the gross operating margin, by euro 261 million in depreciation, amortization charges and write-downs (as compared with euro 281 million in the same period in the previous year).

Operating performance for the first nine months
Revenues for the first nine months of 2005 amount to euro 9,933 million, increasing by euro 1,300 million (up 15.1%) on the same period in 2004, due mainly to the following factors:
•	a euro 423 million increase in revenues from electricity sales recorded by Enel Trade in connection with the mentioned increase in trading on international markets;

•	recording of income relating to previous years’ regulatory items, amounting to euro 362 million, of which euro 262 million for reserve services provided to the ISO in the period from 2002 to March 31, 2004, and euro 100 million for the reimbursement of charges incurred in connection with green certificates in 2002 and 2003;

•	a euro 328 million increase in revenues from the sale of electricity generated by Enel Produzione, inclusive of the remuneration of ancillary services from April 1, 2004;

•	a euro 175 million increase in net revenues from commodity risk hedging operations due mainly to the fair value valuation of “Contracts for differences” undertaken with the Single Buyer;

•	recording of euro 119 million in income following the recognition of title to the reimbursement of non-recoverable costs incurred in the period in connection with natural gas imported from Nigeria. These revenues were not present in the first nine months of 2004 as the recognition of title to the reimbursement was granted only at the end of 2004;

•	euro 98 million increase in income from the sale of natural gas to the Sales Division;

•	lower revenues from the sale of fuel for trading, down euro 361 million, resulting from the euro 60 million increase in gas sales and the euro 421 million decline in sales of other fuels.
Gross operating margin amounts to euro 2,917 million, growing by euro 301 million (up 11.5%) due primarily to the recording of income relating to previous years’ regulatory items, as operating cost reductions and the effect of commodity risk hedging transactions partially offset the reduction in the volume of sales and the increase in the cost of fuels.
Operating income amounted to euro 2,079 million, growing by euro 306 million (up 17.3%) on the first nine months of 2004 (euro 1,773 million), affected, with respect to the increase in the gross operating margin, by lower depreciation, amortization charges and write-downs (down euro 5 million).

International operations
Revenues for the 3rd Quarter of 2005 are equal to euro 232 million, up euro 53 million on the same period in 2004. In the first nine months of 2005 revenues amount to euro 687 million, up euro 232 million on the first nine months of 2004.
The growth is due to Viesgo Generación that reported an increase in revenues, up respectively euro 49 million in the 3rd Quarter and euro 207 million in the first nine months of 2005.
Gross operating margin for the 3rd Quarter 2005 and the first nine months of 2005 amounted respectively to euro 64 million and euro 236 million. In such framework, the euro 11 million decline registered in the 3rd Quarter is due to primarily to Viesgo Generación and the euro 64 million increase in the first nine months of 2005 was due to both Viesgo Generaciòn and Enel Unión Fenosa Renovables. The growth in the gross operating margin of both companies is due primarily to the higher sale price of electricity and to the increase in electricity generation volumes.
Operating income for the 3rd Quarter 2005 amounted to euro 32 million, down euro 17 million on the same period in 2004. In the first nine months of 2005 it amounted to euro 141 million, up euro 43 million on the first nine months of 2004 due to the phenomena described in the comment to the gross operating margin above.

Networks, Infrastructure and Sales
Enel structure includes two specific operating Divisions:
•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Networks and Infrastructure, that includes electricity and gas network operations.
Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004		Change

			Electricity — Domestic operations
4,639	4,402	237	Revenues	13,007	13,267		(260)
865	679	186	Gross operating margin	2,357	2,397		(40)
682	501	181	Operating income	1,810	1,878		(68)

			Electricity — International operations
266	98	168	Revenues	630	298		332
64	15	49	Gross operating margin	104	48		56
44	5	39	Operating income	61	24		37

			Electricity — Total
4,905	4,500	405	Revenues	13,637	13,565		72
929	694	235	Gross operating margin	2,461	2,445		16
726	506	220	Operating income	1,871	1,902		(31)

			Gas
167	173	(6)	Revenues	1,073	971		102
(3)	8	(11)	Gross operating margin	164	167		(3)
(28)	(12)	(16)	Operating income	96	103		(7)

			Elisions
(2)	(1)	(1)	Revenues	(4)	(4)		—

			Networks, Infrastructure and Sales — Total
5,070	4,672	398	Revenues	14,706	14,532		174
926	702	224	Gross operating margin	2,625	2,612		13
698	494	204	Operating income	1,967	2,005		(38)

			Net capital employed	12,440	12,334	(1)	106
			Employees at period-end (no.)	36,419	35,537	(1)	882 (2)
400	428	(28)	Capital expenditure	1,152	1,186		(34)

(1)	At December 31, 2004.

(2)	Of which 3,629 employees gained as a result of the consolidation of newly acquired Romanian companies Electrica Banat and Electrica Dobrogea.

Electricity
For an analysis of results, electricity distribution and sale activities managed by Italian subsidiaries were separated from those managed by foreign subsidiaries.
Electricity — Domestic operations
The sector includes:
•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising).
Operating performance for the 3rd Quarter
Revenues for the 3rd Quarter of 2005 amount to euro 4,639 million, increasing by euro 237 million (up 5.4%) on the same period in 2004 due mainly to the following factors:
•	a euro 168 million increase in revenues recorded by Enel Distribuzione and Deval for the transport and sale of electricity to end-users due primarily to the increase in the sale tariff covering electricity purchase costs;

•	a euro 97 million increase in capital gains due mostly to the euro 91 million capital gain on the sale of the Trento province electricity distribution and sale network;

•	euro 53 million increase in revenues of Enel Energia due both to higher quantities sold and higher average unit prices;

•	a euro 89 million decline in revenues due to the application of equalization mechanisms on distributors’ margins pursuant to Authority Resolution no. 5/04.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh				In millions of kWh
	Transported for the	Sold on the		In millions	Transported for the	Sold on the		In millions
	free market	regulated market	Total	of euro	free market	regulated market	Total	of euro

	3rd Quarter 2005				3rd Quarter 2004

High-voltage	11,136	1,354	12,490	166	11,331	1,227	12,558	138

Medium-voltage	17,027	5,195	22,222	683	15,935	6,231	22,166	717

Low-voltage	1,931	25,386	27,317	3,019	1,417	26,192	27,609	2,845

Total	30,094	31,935	62,029	3,868	28,683	33,650	62,333	3,700
Sales on the regulated market in the 3rd Quarter amount to 31,935 million kWh, down 1,715 million kWh on the 3rd Quarter of 2004 (33,650 million kWh) due partly to the sale of the Trento province electricity distribution network on July 1, 2005. The volume of electricity transported for the free market increases by 1,411 million kWh (up 4.9%). Total electricity distributed is unchanged from the same period in 2004 (down 0.5%) despite the mentioned sale of the Trento province electricity distribution network.
Total revenues from the sale on the regulated market and the transport of electricity, excluding sales to resellers, amount in the 3rd Quarter of 2005 to euro 3,868 million, as compared with euro 3,700 million in the same period in the previous year.
Sales to resellers are in line with the same period in the previous year, growing slightly from euro 10 million in the 3rd Quarter of 2004 to euro 11 million in the same period in 2005.
With reference to the free market, revenues from the sale by Enel Energia of electricity to eligible end-users and other operators grow by euro 53 million (up 30.8%), as shown below:
Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	3rd Quarter 2005		3rd Quarter 2004		Change

Sales to eligible end-users	224	2,239	171	1,909	53	330

Sales to other operators	1	28	1	17	—	11

Total	225	2,267	172	1,926	53	341

The growth in the volume of electricity sold to end-users reflects the opening-up of the market in 2004 and the sales campaign for 2005.
Considering also sales made by Enel Trade to end-users, amounting to 2,333 million kWh, the Group’s domestic free market sales amount in the 3rd Quarter of 2005 to 4,600 million kWh, declining by 6.5% on the 3rd Quarter of 2004 (down 321 million kWh) due mainly to lower sales to large electricity users.
Gross operating margin for the 3rd Quarter of 2005 amounts to euro 865 million, growing by euro 186 million (up 27.4%) on the same period in 2004. The increase is due primarily to the reduction in operating costs and in particular personnel costs, in addition to the capital gain recorded on the sale of the Trento province electricity distribution and sale network.
Operating income for the 3rd Quarter of 2005 amounts to euro 682 million, up from euro 501 million in the same period in 2004. The euro 181 million increase reflects the mentioned growth in the gross operating margin, partly offset by a euro 5 million increase in depreciation, amortization and write-downs.
Operating performance for the first nine months
Revenues for the first nine months of 2005 amount to euro 13,007 million, declining by euro 260 million (down 2.0%) on the first nine months of 2004 due mainly to the following factors:
•	a euro 190 million decline in revenues from the sale and transport of electricity, of which euro 252 million due to lower sales to resellers, partly offset by the euro 62 million increase in revenues from sale to end-users;

•	a euro 185 million decline in revenues due to the application of equalization mechanisms on distributors’ margins pursuant to Authority Resolution no. 5/04;

•	a euro 112 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh				In millions of kWh
	Transported for the	Sold on the		In millions	Transported for the	Sold on the		In millions
	free market	regulated market	Total	of euro	free market	regulated market	Total	of euro

	First nine months 2005				First nine months 2004

High-voltage	34,772	3,802	38,574	433	33,664	3,622	37,286	411

Medium-voltage	50,579	15,428	66,007	1,961	47,334	18,136	65,470	2,101

Low-voltage	5,590	77,547	83,137	8,976	3,719	81,122	84,841	8,796

Total	90,941	96,777	187,718	11,370	84,717	102,880	187,597	11,308
Sales on the regulated market in the first nine months of 2005 decline by 6,103 million kWh (down 5.9%) due to the opening-up of the market, the sale of the Trento province distribution network, and adjustments to the volume of electricity sold and transported in previous years, while the volume of electricity transported for the free market increases by 6,224 million kWh (up 7.3%).
Total revenues from the sale on the regulated market and transport of electricity, excluding sales to resellers, amount in the first nine months of 2005 to euro 11,370 million, growing by euro 62 million (up 0.5%) on the same period in 2004 due primarily to the increase of electricity sale tariffs covering the cost of electricity purchased. In the first nine months of 2004 these revenues included adjustments to the actual amount of electricity supplied in 2003 with respect to estimates of the electricity distributed and sold at December 31, 2003.
Sales to resellers and revenues from the transport of electricity decline by euro 252 million, from euro 280 million in the first nine months of 2004 to euro 28 million in the same period in 2005. The reduction can be attributed to the fact that from April 1, 2004 resellers acquire electricity directly from the Single Buyer.
With reference to the free market, revenues from the sale by Enel Energia of electricity to eligible end-users and other operators (including intragroup adjustments with Enel Trade) grow by euro 105 million (up 21.6%), as shown below:

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	First nine months 2005		First nine months 2004		Change

Sales to eligible end-users	583	6,126	476	5,441	107	685

Sales to other operators	9	77	4	78	5	(1)

Intragroup adjustments	—	—	7	—	(7)	—

Total	592	6,203	487	5,519	105	684
Considering also sales made by Enel Trade to end-users, amounting to 7,446 million kWh, the Group’s domestic free market sales to end-users amount in the first nine months of 2005 to 13,649 million kWh, declining by 11.8% (down 1,827 million kWh) on the first nine months of 2004 due to factors explained in the comment to the 3rd Quarter.
Gross operating margin for the first nine months of 2005 amounts to euro 2,357 million, declining by euro 40 million (down 1.7%) on the same period in 2004. The decline is due mainly to the contraction in the margin on the sale and transport of electricity due to the recording in 2004 of adjustments made on electricity sales at December 31, 2003 relating to estimates of volumes of electricity distributed and sold in 2003, not yet assessed and billed at pre-set intervals. Such effect is partly offset by the phenomena described in the comment to the 3rd Quarter (reduction in operating costs and in particular personnel costs, in addition to the capital gain on the sale of the Trento province distribution network).
Operating income for the first nine months of 2005 amounts to euro 1,810 million, down from euro 1,878 million in the same period in 2004. The euro 68 million decline reflects the mentioned reduction in the gross operating margin and a euro 28 million increase in depreciation, amortization and write-downs.

Electricity — International operations
Enel operates in Spain in the field of electricity distribution and sale through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa, and in Romania, following the acquisition on April 28, 2005 of electricity distribution and sale companies Electrica Banat and Electrica Dobrogea.
Revenues of international operations for the 3rd Quarter and the first nine months of 2005 grow respectively by euro 168 million and euro 332 million. The increase in the first nine months of 2005 is due primarily to the mentioned acquisition of the two Romanian distribution and sale companies (up euro 198 million) in addition to the increase in activity of Spanish subsidiaries.
Gross operating margin for the 3rd Quarter of 2005 amounts to euro 64 million, up euro 49 million on the same period in the previous year. In the first nine months of 2005 it amounts to euro 104 million, up euro 56 million on the corresponding period in 2004.
Operating income for the 3rd Quarter and the first nine months of 2005 amounts respectively to euro 44 million and euro 61 million, up respectively euro 39 million and euro 37 million in the same periods in the previous year.

Gas
In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:
•	Enel Rete Gas, Avisio Energia and Co.Im Gas, owners of the distribution networks and the related concession for their management, issued at the local level;

•	Enel Gas, entrusted with the sale of gas to end-users. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.
Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.
As part of restructuring aimed at integrating minor companies operating in the distribution and sale of natural gas sector, on June 30, 2005, Ottogas Rete, Italgestioni, S.A.M.I.G. and Metan Gas Sicilia were merged into Enel Rete Gas, while Ottogas Vendita and Italgestioni Gas were merged into Enel Gas. Both mergers were effective retroactively for accounting and tax purposes from January 1, 2005.
Operating performance for the 3rd Quarter
Revenues of the Gas Area for the 3rd Quarter of 2005 amount to euro 167 million (of which euro 161 million relating to sales to end-users), declining by euro 6 million (down 3.5%) on the same period in 2004. The decline is due primarily to the 90 million cubic meter reduction in the volume of gas sold, down from 620 million cubic meters in the 3rd Quarter of 2004 to 530 million cubic meters in the same period in 2005, partly offset by the increase in the sales tariff as a result of higher gas costs.
At the end of September 2005, the Gas Area served over 2 million customers distributed over the whole national territory.
Taking into account also the activity of Enel Trade, that in the 3rd Quarter of 2005 reported sales to third parties amounting to 131 million cubic meters of gas and revenues equal to euro 29 million, Enel’s total gas sales amount to 661 million cubic meters, generating euro 190 million in revenues.
Gross operating margin for the 3rd Quarter of 2005 is negative by euro 3 million, down euro 11 million on the 3rd Quarter of 2004. The decline is due primarily to reduced gas sales to end-users.
Operating income for the 3rd Quarter of 2005 is equal to a loss of euro 28 million, down from a loss of euro 12 million in the 3rd Quarter of 2004. With respect to the gross operating margin, the decline in the operating income is affected by the recording of euro 5 million in higher depreciation, amortization and write-down charges.
Operating performance for the first nine months
Revenues of the Gas Area for the first nine months of 2005 amount to euro 1,073 million, growing by euro 102 million (up 10.5%) on the same period in 2004. Revenues from the sale of natural gas to end-users amount to euro 1,032 million, increasing by euro 85 million (up 9.0%) due primarily to the increase in the tariff as a result of higher gas costs. Volumes sold decline on the same period in 2004, declining by 95 million cubic meters from 3,623 million cubic meters in the first nine months of 2004, to 3,528 million cubic meters in the same period in 2005 (down 2.6%).
Taking into account also the activity of Enel Trade, that in the first nine months of 2005 reported sales to third parties amounting to 1,165 million cubic meters of gas and revenues equal to euro 251 million, Enel’s total gas sales amount to 4,693 million cubic meters, generating euro 1,283 million in revenues.
Gross operating margin for the first nine months of 2005 is equal to euro 164 million, declining by euro 3 million (down 1.8%) on the first nine months of 2004 due primarily to lower gas sales in the 3rd Quarter.
Operating income for the first nine months of 2005 is equal to euro 96 million, decreasing by euro 7 million (down 6.8%) on the first nine months of 2004.

Parent Company and Other activities
Parent Company and Other activities

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004		Change

			Parent Company
265	267	(2)	Revenues	818	777		41
24	50	(26)	Gross operating margin	46	119		(73)
22	49	(27)	Operating income	40	117		(77)

			Employees at period-end (no.)	564	590	(1)	(26)
—	—	—	Capital expenditure	1	—		1

			Services and Other activities
373	374	(1)	Revenues	1,075	1,363		(288)
70	7	63	Gross operating margin	175	180		(5)
51	(18)	69	Operating income	114	90		24

			Net capital employed	632	885	(1)	(253)
			Employees at period end (no.)	5,714	3,826	(1)	1,888
18	12	6	Capital expenditure	51	58		(7)

(1)	At December 31, 2004.
Parent Company
As an industrial holding company, the Parent Company defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, the Parent Company manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. The Parent Company retains title to long-term electricity import contracts. Until March 31, 2004, imported electricity was sold to Enel Distribuzione. Subsequently, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, imported electricity has been sold to the Single Buyer.
Operating performance for the first nine months
Revenues for the first nine months of 2005 amount to euro 818 million, growing by euro 41 million on the corresponding period in 2004 (up 5.3%) due almost entirely to higher revenues from commodity risk management.

Gross operating margin for the first nine months of 2005 is equal to euro 46 million, down euro 73 million over the same period in 2004, due to a reduction in margins on the sale of electricity, and an increase in operating expenses partly due to the fourth placement of Enel stock on the market.
Operating income, amounts to euro 40 million, down euro 77 million on the first nine months of 2004.
Services and Other activities
The Services and Other activities area provides competitive services to Enel Divisions. The area includes Real Estate and services, Engineering and contracting, Information technologies, Personnel training and administration, Factoring and Insurance services, in addition to Water activities that are gradually being divested.
In the context of the streamlining and centralization of service activities and staff functions under a single company (Enel Ape Srl), the following changes have taken place with respect to September 30, 2004:
•	the merger of Enel Facility Management and Enel.it into Ape Gruppo Enel took place effective January 1, 2005. The company resulting from the merger assumed the new denomination of Enel Ape Srl;

•	on April 1, 2005, administrative business units of the Parent Company, Enel Distribuzione and Enel Produzione were transferred to Enel Ape that thus acquired 957 employees.
Furthermore, on July 14, 2004, the disposal of NewReal was completed, involving the transfer of 887 properties.
Finally, on May 10, 2005, Enel concluded the sale to Compagnie Générale des Eaux SA a water sector holding company of the Veolia Environment Group, of the entire capital stock of Enel.Hydro, which holds Enel’s interests in the water sector in the Calabria Region and in the Latina Province, in addition to a 20% stake in Idrosicilia.
Revenues of Services and Other activities for the first nine months of 2005 amount to euro 1,075 million, as compared to euro 1,363 million in the corresponding period of 2004.
The decline can be attributed to Engineering and contracting due to the change in the strategy followed by the Group regarding non-core activities — currently concentrating on providing services to other Group companies — while commitments with third parties are limited to the completion of contract work in progress.
Gross operating margin for the first nine months of 2005 amounts to euro 175 million, declining by euro 5 million (down 2.8%) on the same period in 2004 (down euro 14 million in Engineering and contracting, down euro 18 million in Real Estate and services, and up euro 27 million in Other activities).
In the first nine months of 2005 the operating income amounts to euro 114 million, growing by euro 24 million on the same period in 2004 (euro 90 million).

Discontinued operations
Discontinued operations

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004	Change

189	195	(6)	Operating income	572	509	63
38	106	(68)	Net financial expense	240	327	(87)
87	3	84	Income taxes	213	12	201
64	86	(22)	Income for the period net of capital gains	119	170	(51)

825	—	825	Capital gains on sale of investments	1,153	812	341

889	86	803	INCOME OF DISCONTINUED OPERATIONS	1,272	982	290
As a result of the sale of investments in Wind and Terna respectively on August 11, 2005 and September 15, 2005, the two companies were deconsolidated and results of the same up to the respective date of sale were included under discontinued operations.
Capital gains realized in the first nine months of 2005 resulted primarily from the sale of a 43.85% stake in Terna (a 13.86% stake was sold in the 2nd Quarter of 2005 and a 29.99% stake in the 3rd Quarter), while the capital gain realized in the first nine months of 2004 relates to the sale of a 50% stake in the subsidiary.
To provide consistency in the comparison of figures for the two periods, all capital gains realized on the sale of stakes in the capital stock of Terna, both in 2005 and 2004, were therefore reclassified under discontinued operations.

Consolidated Financial Statements

Condensed Consolidated Income Statement

3rd Quarter				In millions of euro	First nine months

2005	2004	Change			2005	2004	Change

8,213	7,803	410	5.3%	TOTAL REVENUES	24,690	21,909	2,781	12.7%

6,412	6,272	140	2.2%	TOTAL COSTS	18,687	16,302	2,385	14.6%

1,801	1,531	270	17.6%	GROSS OPERATING MARGIN	6,003	5,607	396	7.1%

542	541	1	0.2%	Depreciation, amortization, and write-downs	1,658	1,616	42	2.6%

1,259	990	269	27.2%	OPERATING INCOME	4,345	3,991	354	8.9%

(222)	(249)	27	10.8%	Net financial income (expense) and income (expense) of investments accounted for under the equity method	(571)	(639)	68	10.6%

1,037	741	296	39.9%	INCOME BEFORE TAXES	3,774	3,352	422	12.6%

435	339	96	28.3%	Income taxes	1,549	1,423	126	8.9%

602	402	200	49.8%	INCOME OF CONTINUING OPERATIONS	2,225	1,929	296	15.3%

889	86	803	—	INCOME OF DISCONTINUED OPERATIONS	1,272	982	290	29.5%

1,491	488	1,003	—	NET INCOME FOR THE PERIOD (Group and minority interests)	3,497	2,911	586	20.1%

132	36	96	—	- of which attributable to minority interests	223	91	132	—
1,359	452	907	—	- of which attributable to shareholders of the Parent Company	3,274	2,820	454	16.1%

0.22	0.07	0.15	—	Group net income per share (euro) (1)	0.53	0.46	0.07	—

(1)	Diluted Group net income per share coincides with Group net income per share.

Condensed Consolidated Balance Sheet

In millions of euro

	at Sept. 30, 2005	at Dec. 31, 2004	Change

ASSETS

Non-current assets
- Tangible and intangible fixed assets	29,982	40,064	(10,082)
- Goodwill	1,569	6,709	(5,140)
- Investments accounted for using the equity method	1,914	190	1,724
- Other non-current assets (1)	3,893	4,883	(990)
Total	37,358	51,846	(14,488)

Current assets
- Trade receivables and inventories	8,507	9,372	(865)
- Cash and cash equivalents	2,640	363	2,277
- Other current assets (2)	3,142	3,797	(655)
Total	14,289	13,532	757

TOTAL ASSETS	51,647	65,378	(13,731)

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Group Shareholders’ Equity	18,353	17,953	400
- Minority interests	340	1,113	(773)
Total Shareholders’ Equity	18,693	19,066	(373)

Non-current liabilities
- Long-term debt	11,278	20,291	(9,013)
- Provisions and deferred tax liabilities	7,503	6,826	677
- Other non-current liabilities	349	588	(239)
Total	19,130	27,705	(8,575)

Current liabilities
- Short-term debt and current portion of long-term debt	2,430	6,589	(4,159)
- Trade payables	5,515	6,818	(1,303)
- Other current liabilities	5,879	5,200	679
Total	13,824	18,607	(4,783)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	51,647	65,378	(13,731)

(1)	Of which long-term financial receivables amounting to euro 40 million at September 30, 2005 and euro 1,595 million at December 31, 2004.

(2)	Of which short-term financial amounting to euro 371 million at September 30, 2005 and euro 408 million at December 31, 2004.

Condensed Consolidated Statement of Cash Flows

In millions of euro	First nine months

	2005	2004	Change

Cash flows from operating activities (a)	4,991	3,698	1,293

Investments in tangible and intangible assets	(2,236)	(2,414)	178
Investments in entities (or business units) less cash and cash equivalents acquired	(493)	(93)	(400)
Disposals of entities (or business units) less cash and cash equivalents sold	4,641	1,876	2,765
Increase/(Decrease) in other investing activities	163	68	95
Cash flows from investing activities (b)	2,075	(563)	2,638

Change in net financial debt	(2,793)	(1,090)	(1,703)
Dividends paid	(2,303)	(2,195)	(108)
Increase in share capital and reserves due to the exercise of stock options	296	201	95
Capital contributed by minority shareholders	3	8	(5)
Cash flows from financing activities (c)	(4,797)	(3,076)	(1,721)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	8	4	4

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	2,277	63	2,214

Cash and cash equivalents at beginning of the period	363	452	(89)

Cash and cash equivalents at end of the period	2,640	515	2,125

Condensed Statement of changes in the Consolidated Shareholders’ Equity

	Share capital and reserves attributable to shareholders of the Parent Company
		Share		Reserves			Equity	Equity
	Share	premium	Legal	pursuant to	Other reserves and	Income for	attributable to	attributable to
In millions of euro	capital	reserve	reserve	legislation	retained earnings	the period	the Group	minority interests	Total

At January 1, 2004	6,063	—	1,453	2,215	7,200	2,509	19,440	181	19,621

Exercise of stock options	34	175	—	—	(8)	—	201	—	201
Other changes	—	—	—	—	(17)	—	(17)	842	825
Distribution of dividends	—	—	—	—	314	(2,509)	(2,195)	(85)	(2,280)
Allocation of income	—	—	—	—	—	2,820	2,820	91	2,911
Interim dividend on 2004 net income	—	—	—	—	—	(2,014)	(2,014)	—	(2,014)

At September 30, 2004	6,097	175	1,453	2,215	7,489	806	18,235	1,029	19,264

	Share capital and reserves attributable to shareholders of the Parent Company
		Share		Reserves			Equity	Equity
	Share	premium	Legal	pursuant to	Other reserves and	Income for	attributable to	attributable to
In millions of euro	capital	reserve	reserve	legislation	retained earnings	the period	the Group	minority interests	Total

At January 1, 2005	6,104	208	1,453	2,215	7,356	617	17,953	1,113	19,066

Change in valuation reserves	—	—	—	—	227	—	227	—	227
Exercise of stock options	46	267	—	—	(16)	—	297	—	297
Other changes	—	—	—	—	(15)	—	(15)	(907)	(922)
Distribution of dividends	—	—	—	—	(1,597)	(617)	(2,214)	(89)	(2,303)
Allocation of income	—	—	—	—	—	3,274	3,274	223	3,497
Interim dividend on 2005 net income	—	—	—	—	—	(1,169)	(1,169)	—	(1,169)

At September 30, 2005	6,150	475	1,453	2,215	5,955	2,105	18,353	340	18,693

Operating and financial performance of the Group
Operating performance of the Group
Revenues

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004	Change

			Revenues:
7,508	6,970	538	- Electricity sales and Electricity Equalization Fund contributions	21,299	18,602	2,697
161	167	(6)	- Gas sold to end-users	1,032	947	85
(99)	58	(157)	- Net revenues from commodity risk hedging	226	45	181
100	—	100	- Capital gains on disposal of equity investments	111	4	107
543	608	(65)	- Other sales and revenues	2,022	2,311	(289)

8,213	7,803	410	Total revenues	24,690	21,909	2,781
In the 3rd Quarter of 2005, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 7,508 million, growing by euro 538 million on the same period in 2004 (up 7.7%). Such increase can be attributed mainly to the following factors:
•	euro 333 million increase in revenues from international operations (from euro 334 million to euro 667 million), of which euro 138 million due to electricity trading on international markets, euro 48 million to generation companies in Spain, and euro 145 million to foreign distribution companies. Of these, euro 108 million relate to Romanian companies Electrica Banat and Electrica Dobrogea, acquired on April 28, 2005;

•	euro 207 million increase in revenues from the sale and transport of electricity on the domestic regulated and free markets.
In the first nine months of 2005, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amounted to euro 21,299 million. The euro 2,697 million increase on the same period in 2004 (up 14.5%) is due almost entirely to electricity sales of Enel’s generation companies and of the Parent Company in the Pool Market and to the Single Buyer from April 1, 2004. Until such date, electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation.

Other changes are due primarily to the following factors:
•	a euro 943 million increase in revenues from international operations (from euro 897 million in the first nine months of 2004 to euro 1,840 million in the same period in 2005), of which euro 429 million relating to international trading of electricity, euro 227 million to Spanish generation companies, and euro 283 million to foreign distribution and sale companies. Of the last, euro 176 million relate to changes in the scope of consolidation, as described above;

•	a euro 328 million increase in revenues from the sale of electricity generated by Enel Produzione inclusive of the remuneration of ancillary services;

•	the recording of euro 100 million in contributions from the Electricity Equalization Fund and similar items relating to the retrieval of costs incurred in 2002 and 2003 in connection with green certificates;

•	a euro 522 million decline in revenues from the sale and transport of electricity on the domestic regulated market (from euro 11,931 million to euro 11,409 million, down 4.4%). Such reduction is due primarily to lower sales volumes, particularly to resellers (down euro 252 million) which, since April 1, 2004, acquire electricity directly from the Single Buyer, and to the reduction of revenues from equalizing mechanisms on distributors’ margins (down euro 185 million). In the first nine months of 2004, such revenues included adjustments made on electricity sales at December 31, 2003 relating to estimates of electricity distributed and sold in 2003, not yet assessed and billed at pre-set intervals.
Revenues from the sale of gas to end-users for the 3rd Quarter of 2005 decline by euro 6 million (down 3.6%), while in the first nine months of 2005 they increase by euro 85 million (from euro 947 million in the first nine months of 2004 to euro 1,032 million in the first nine months of 2005, up 9.0%). The growth can be attributed primarily to the different breakdown of sales among the various classes of customers, in addition to the increase in gas sales tariffs due to higher gas costs.
Net revenues from commodity risk hedging for the 3rd Quarter of 2005 amount to negative euro 99 million, as compared with positive euro 58 million in the same period in the previous year. In the first nine months of 2005 they amounted to euro 226 million, up euro 181 million on the same period in 2004.
Such performance is due primarily to the valuation at fair value of “Contracts for differences” stipulated by the Single Buyer at the end of 2004 and in the first nine months of 2005.

Capital gains on the disposal of equity investments relate primarily to the capital gain realized in the 3rd Quarter of 2005 on the sale of the Trento province electricity distribution network.
Other sales and revenues for the 3rd Quarter of 2005 decline by euro 65 million on the same period in 2004 (from euro 608 million to euro 543 million, down 10.7%) due primarily to the following factors:
•	euro 85 million decline in revenues generated by Engineering and contracting, due to lower contract work for third parties both in Italy and abroad;

•	recording of revenues relating to the recognition of the right to the reimbursement of euro 39 million of non-recoverable costs incurred in connection with natural gas imported from Nigeria.
In the first nine months of 2005 such revenues amount to euro 2,022 million, declining by euro 289 million (down 12.5%) on the same period in the previous year due primarily to the following factors:
•	a euro 361 million decline in revenues from the sale of fuel for trading (down 52.3%) due to the combined effect of a euro 60 million increase in gas sales and a euro 421 million decline in sales of other fuels;

•	euro 326 million decline in revenues from contract work due to the reasons mentioned above;

•	recording of euro 262 million of accrued regulatory items relating to reserve services provided to the ISO;

•	recording of revenues relating to the recognition of the right to the reimbursement of euro 119 million of non-recoverable costs incurred in connection with natural gas imported from Nigeria.

Costs

3rd Quarter			In millions of euro	First nine months

2005	2004	Change		2005	2004	Change

			Operating costs:
3,708	3,295	413	- Electricity purchased	10,396	7,353	3,043
1,015	1,006	9	- Fuel consumed for electricity generation	2,795	2,605	190
233	267	(34)	- Fuel for trading and gas for resale to end-users	1,057	1,318	(261)
190	250	(60)	- Materials	557	791	(234)
656	719	(63)	- Personnel costs	2,022	2,157	(135)
712	771	(59)	- Services, leases and rentals	2,174	2,270	(96)
142	206	(64)	- Other operating costs	415	492	(77)
(244)	(242)	(2)	- Capitalized expenses	(729)	(684)	(45)

6,412	6,272	140	Total operating costs	18,687	16,302	2,385
The cost of electricity purchased in the 3rd Quarter of 2005 grows by euro 413 million (up 12.5%), and by euro 3,043 million (up 41.4%) in the first nine months of 2005. The growth in purchases in the 3rd Quarter of 2005 is connected primarily to the increase in the average cost of electricity, while that for the first nine months of the year is due primarily to the start of operation of the Pool Market on April 1, 2004, from which date distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies as until March 31, 2004.
The cost of fuel consumed for electricity generation for the 3rd Quarter of 2005 amounts to euro 1,015 million, in line with the same period in 2004 (up 0.9%). In the first nine months of 2005, they amount to euro 2,795 million, growing by euro 190 million (up 7.3%); the increase is due to the strong growth in fuel unit costs that more than offset the different mix of fuels used and the effect of the decline in thermal electricity generation.
The cost for the purchase of fuel for trading and gas for resale to end-users for the 3rd Quarter of 2005 amounts to euro 233 million and declines on the corresponding period in the previous year by euro 34 million (down 12.7%) due almost entirely to fuel for trading. In the first nine months of 2005 such costs amount to euro 1,057 million, declining by euro 261 million (down 19.8%).
The cost of materials consumed declines in the 3rd Quarter of 2005 by euro 60 million (down 24.0%), and by euro 234 million in the first nine months of 2005 (down 29.6%), due primarily to lower needs of the Engineering and contracting sector for work carried out for third parties.

Personnel costs for the 3rd Quarter of 2005 amount to euro 656 million and decline by euro 63 million on the same period in 2004. In the first nine months of 2005 they amount to euro 2,022 million, down euro 135 million on the same period in the previous year. Excluding the effect of changes in the scope of consolidation due to international operations, personnel costs decline by euro 70 million for the Quarter (down 9.7%), and by euro 146 million in the first nine months of 2005 (down 6.8%), while the average number of employees declines by 3.9% in the 3rd Quarter of 2005 and by 3.1% in the first nine months of 2005. The average cost per employee also declines on the corresponding periods in the previous year.
The reduction in personnel in the first nine months of 2005 is due both to the change in the scope of consolidation (resulting in a loss of 7,605 employees) and the negative balance between hirings and terminations (a reduction of 1,346 employees).
The cost of services, leases and rentals for the 3rd Quarter of 2005 amounts to euro 712 million, declining by euro 59 million (down 7.7%) on the same period in 2004. In the first nine months of 2005, these costs decline by euro 96 million (from euro 2,270 million to euro 2,174 million, down 4.2%). The reduction registered in both periods is connected primarily to the contraction in the Engineering and contracting activity and lower costs for the transport of electricity and gas.
Depreciation, amortization and write-downs for the 3rd Quarter of 2005 are in line with the same period in 2005, while in the first nine months of 2005 they increase by euro 42 million (up 2.6%) on the same period in 2004 due mainly to charges incurred in connection with the divestment of the Brindisi LNG partnership.
Operating income for the 3rd Quarter of 2005 amounts to euro 1,259 million, growing by euro 269 million on the same period in 2004 (up 27.2%). In the first nine months of 2005 it amounts to euro 4,345 million, up euro 354 million on the corresponding period in 2004 (up 8.9%).
Other factors that contributed to the change in the operating income are outlined in the analysis of Results by Division.
Net financial income (expense) and income (expense) of investments accounted for under the equity method decline by euro 27 million and by euro 68 million respectively in the 3rd Quarter and in the first nine months of 2005, down respectively 10.8% and 10.6% on the same periods in 2004.

The item includes the euro 44 million share in the loss reported by Wind, whose 37.25% equity investment is accounted for under the equity method, offset almost entirely by income from equity investments in other entities recognized at fair value.
The decline in net financial charges on the corresponding periods in the previous year (down respectively euro 39 million and euro 51 million in the 3rd Quarter and in the first nine months of 2005) is due primarily to the lower average financial debt.
Income taxes for the 3rd Quarter of 2005 amount to euro 435 million, representing a 41.9% tax rate.
The estimated income tax expense for the first nine months of 2005 is equal to euro 1,549 million, representing a 41.0% tax rate, as compared with a 42.5% tax rate in the first nine months of 2004.
Analysis of the Group’s financial position
Non-current assets — Euro 37,358 million
Tangible and intangible assets decline in the first nine months of 2005 by euro 10,082 million. The decline is due primarily to the deconsolidation of fixed assets of the Telecommunications and Transmission Networks sectors (euro 10,795 million).
Goodwill amounts to euro 1,569 million and declines by euro 5,140 million, of which euro 5,117 million due to the deconsolidation of the Telecommunications sector.
Investments accounted for under the equity method amount to euro 1,914 million and include euro 1,757 million relating to the 37.25% stake held in Wind.
Other non-current assets amount to euro 3,893 million and consist of euro 2,026 million of deferred tax assets, euro 870 million of non-current financial assets, of which euro 265 million relate to the 6.14% stake held in Terna, recognized at fair value, euro 305 million to the 5.2% stake held in Weather Investments Srl, and euro 168 million to the deposit made on the acquisition of a 66% stake in Slovenské Elektrárne.
Current assets — Euro 14,289 million
The decline in trade receivables and inventories is due primarily to the change in the scope of consolidation resulting from the sale of Wind and Terna.

Other current assets

In millions of euro

	at Sept. 30, 2005	at Dec. 31, 2004	Change

Current financial assets	575	477	98
Tax receivables	782	854	(72)
Receivable from Electricity Equalization Fund	969	1.682	(713)
Receivable from others	816	784	32

Total	3,142	3,797	(655)
Group Shareholders’ Equity — Euro 18,353 million
Group Shareholders’ Equity at September 30, 2005 amounts to euro 18,353 million. Main changes in the period are due to the net income for the period (euro 3,274 million), to the exercise of 46,744,893 million stock options assigned through the 2001, 2002 and 2003 stock option plans (euro 297 million), in addition to the distribution of dividends (euro 2,214 million). Furthermore, on September 29, 2005, the Board of Directors of Enel SpA set at euro 0.19 per share the interim dividend (amounting to euro 1,169 million) to be distributed starting November 24, 2005. At September 30, 2005, the capital stock amounts to euro 6,150 million and is made up by 6,150,266,757 shares.
Non-current liabilities — Euro 19,130 million
Long-term debt consists of bond issued, amounting to euro 8,454 million, and bank and other loans denominated in euro and other currencies amounting to euro 2,824 million.
Provisions and deferred tax liabilities grow by euro 677 million due to the accrual of taxes for the period that more than offset the effect of the deconsolidation of the Telecommunications and Transmission Networks sectors.
Other non-current liabilities amount to euro 349 million and include euro 329 million of derivatives entered into to hedge the risk arising from certain long-term loans.
Current liabilities — Euro 13,824 million
Short-term debt decline by euro 4,159 million from euro 6,589 million at December 31, 2004 to euro 2,430 million at September 30, 2005.
Trade payables amount to euro 5,515 million and consist primarily of payables on electricity purchased, fuel, materials, contract work and other services provided up to September 30, 2005.

Other current liabilities amount to euro 5,879 million and are made up as follows:

In millions of euro

	at Sept. 30, 2005	at Dec. 31, 2004	Change

Security deposits and reimbursements due to customers	1,814	1,728	86
Electricity Equalization Fund payables	473	512	(39)
Current financial liabilities	417	493	(76)
Payable to personnel and Social Security	256	482	(226)
Taxes payable (including income taxes)	221	338	(117)
Interim dividend	1,169	—	1,169
Deferred liabilities	1,081	1,002	79
Other	448	645	(197)

Total	5,879	5,200	679
Current financial liabilities include euro 198 million relating to the fair value valuation of derivatives that were originally entered into for hedging purposes but do not meet the requirements under IFRS for their recording under hedge accounting.

Net capital employed
Net capital employed is detailed in the table that follows.

In millions of euro

	at Sept. 30, 2005	at Dec. 31, 2004	Change

Net fixed assets:
- Tangible and intangible fixed assets	29,982	40,064	(10,082)
- Goodwill	1,569	6,709	(5,140)
- Investments accounted for under the equity method	1,914	190	1,724
- Other net non-current assets	1,478	(266)	1,744
Total	34,943	46,697	(11,754)

Net current assets:
- Trade receivables and inventories	8,507	9,372	(865)
- Net receivables from Electricity Equalization Fund	496	1,170	(674)
- Other net current assets (liabilities)	(3,603)	(2,968)	(635)
- Trade payables	(5,515)	(6,818)	1,303
Total	(115)	756	(871)

Gross capital employed	34,828	47,453	(12,625)

Provisions:
- Employee termination indemnity and retirement benefits	(2,673)	(2,910)	237
- Provisions for risks, future charges and net deferred taxes	(2,805)	(963)	(1,842)
Total	(5,478)	(3,873)	(1,605)

Net capital employed	29,350	43,580	(14,230)

Total Shareholders’ Equity	18,693	19,066	(373)
Net financial debt	10,657	24,514	(13,857)
Net capital employed declines from euro 43,580 million at December 31, 2004 to euro 29,350 million at September 30, 2005. Shareholders’ Equity (Group and minority interests) amounts to euro 18,693 million and net financial debt is equal to euro 10,657 million. The debt to equity ratio at September 30, 2005 is equal to 0.57 (1.29 at December 31, 2004).

Net financial debt

In millions of euro

	at Sept. 30, 2005	at Dec. 31, 2004	Change

Long-term debt
- Bank loans	2,677	11,101	(8,424)
- Bonds	8,454	8,866	(412)
- Other loans	147	324	(177)
Total long-term debt	11,278	20,291	(9,013)

- Long-term financial receivables	(40)	(1,595)	1,555

Net long-term debt	11,238	18,696	(7,458)

Short-term debt:
- Short-term portion of long-term bank loans	294	472	(178)
- Bonds (short-term portion)	882	875	7
- Other loans (short-term portion)	49	50	(1)
- Short-term bank loans	343	2,560	(2,217)
- Commercial paper	859	2,441	(1,582)
- Other short-term financial loans	3	191	(188)
Total short-term debt	2,430	6,589	(4,159)

- Short-term financial receivables	(371)	(408)	37
- Cash and cash equivalents	(2,640)	(363)	(2,277)

Net short-term debt	(581)	5,818	(6,399)

NET FINANCIAL DEBT	10,657	24,514	(13,857)
Net financial debt at September 30, 2005 amounts to euro 10,657 million, down euro 13,857 million on December 31, 2004, of which euro 7,458 million due to the decline in long-term debt and euro 6,399 million to short-term debt.
The reduction can be attributed primarily to the sale of a 62.75% stake in Wind and the disposal of a 43.85% stake in Terna, in addition to the deconsolidation of debt of the two companies.
In the first nine months of the year Parent Company Enel extinguished the guarantee deposit pledged with a major Italian bank in 2003 in the context of the renegotiation of a euro 1.5 billion credit line extended in 2001 to Infostrada.
Significant financial transactions include the issue on March 10, 2005 of two seven-year bond loans of euro 400 million and euro 600 million respectively.
The net short-term financial position at September 30, 2005 is positive by euro 581 million. With respect to December 31, 2004, short-term bank debt declines by euro 2,395 million, commercial paper issued declines by euro 1,582 million and cash and cash equivalents and short-term financial receivables grow by euro 2,240 million.

Cash flows
Cash flow from operating activities for the first nine months of 2005 is positive by euro 4,991 million, up from euro 3,698 million in the same period in the previous year. The euro 1,293 million increase in the cash flow is due primarily to the higher contribution of net current assets and provisions resulting mainly from lower tax payments and a reduction in receivables from the Electricity Equalization Fund resulting from the equalization mechanism and the collection of the first installment of the amount receivable on the reimbursement of stranded costs.
Cash flow from investing activities generated in the first nine months of 2005 liquidity amounting to euro 2,075 million, as compared with a negative cash flow of euro 563 million in the same period in the previous year. The disposal of equity investments in entities and business units, net of cash and cash equivalents of companies and business units sold, generated in the period a positive cash flow of euro 4,641 million, relating mainly to the sale of a 62.75% stake in Wind for euro 2,938 million (net of euro 48 million of cash and cash equivalents sold) in addition to the sale of the 13.86% and 29.99% stakes in Terna for euro 1,518 million (net of euro 365 million of cash and cash equivalents sold). The sale of electricity distribution networks resulted in a positive inflow of euro 183 million, as compared with euro 4 million in the first nine months of 2004. The cash flow generated in the first nine months of 2004 included the proceeds of the placement of 50% of Terna’s capital stock amounting to euro 1,700 million.
Cash outflows for equity investments made in the period amount to euro 493 million (net of euro 119 million of cash and cash equivalents acquired) and relate to the acquisition of a 5.2% share in the capital stock of Weather for euro 305 million, the euro 168 million deposit made on the acquisition of a 66% stake in Slovenské Elektrárne, and the acquisition of a 51% share in Romanian electricity distribution and sale companies Electrica Banat and Electrica Dobrogea for euro 115 million.
Cash requirements of financing activities relate mainly to the euro 2,793 million reduction in net financial debt and the payment of euro 2,303 million in dividends. These were offset by the cash flow generated by operating activities amounting to euro 4,991 million, by liquidity generated by investing activities amounting to euro 2,075 million, in addition to the euro 296 million increase in share capital and reserves due to the exercise of stock options. The resulting surplus determined a euro 2,277 million increase in cash and cash equivalents.

Other information
Related parties
As entity responsible for the generation and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with the ISO, the Single Buyer, the Market Manager and, from September 15, 2005, with Terna (each of which is controlled either directly or indirectly by the Ministry of Economics and Finance).
Fees for the transport of electricity payable to the ISO and certain charges paid to the Market Manager are determined by the Authority for Electricity and Gas.
Transactions relating to the purchase and sale of electricity concluded with the Market Manager on the Pool Market and those concluded with the Single Buyer are settled at market prices.
Subsidiaries that are part of the Networks, Infrastructure and Sales Divisions acquire electricity from the Single Buyer and the ISO, in addition to paying the latter fees for the use of the National Transmission Network (NTN). Companies that are part of the Generation and Energy Management Division, in addition to paying fees for the use of the NTN to the ISO, acquire from and sell electricity to the Market Manager on the Pool Market and to the Single Buyer.
Enel also acquires from Eni, also controlled by the Ministry of Economics and Finance, fuel for generation and gas distribution and sale.

A summary of the above-described relationships is reported in the table that follows:

	Balance Sheet		Income Statement
In millions of euro	Receivables	Payables	Costs	Revenues

	at Sept. 30, 2005		First nine months 2005

TERNA (1)	44	6	2	7
Single Buyer	506	1,790	7,454	856
ISO	636	488	1,194	1,508
Market Manager	1,012	182	851	4,612
Post Office	1	20	106	11
ENI	2	290	1,301	54

Total	2,201	2,776	10,907	7,048

(1)	Income figures relate to the period included between the date of deconsolidation to September 30, 2005.
With reference to affiliated companies, the Enel Group is charged prevalently telecommunications and data transmission costs, leases, rent, and research costs.
The table that follows provides a summary of the above-described relationships:

	Balance Sheet		Income Statement
In millions of euro	Receivables	Payables	Costs	Revenues

	at Sept. 30, 2005		First nine months 2005

Wind Telecomunicazioni SpA (1)	272	122	27	11
Cesi SpA	1	10	6	1
Immobiliare Foro Bonaparte SpA	3	—	13	—
Leasys SpA	3	63	66	2

Total	280	195	112	13

(1)	Income figures relate to the period included between the date of deconsolidation to September 30, 2005.
All transactions with related parties are concluded at normal market conditions.

Contractual commitments and guarantees
Contractual commitments of the Enel Group relate primarily to the supply of electricity abroad and purchases of fuel on the international market.
Commitments for electricity relate prevalently to supplies from France, which, at September 30, 2005 amounted to euro 3,826 million, of which euro 3,186 million relating to years 2005-2009, and euro 640 million to years 2010-2014.
Commitments for the purchase of fuels represent primarily supplies whose prices vary, as they are mostly expressed in currencies other than the euro, and are calculated based on parameters and exchange rates at the end of the period. At September 30, 2005 they amount to euro 32,297 million and are made up as follows:

In millions of euro	Natural gas	Fuel oil	Coal	Logistic services	Total

Period:
- Oct. 1, 2005-2009	10,153	247	279	254	10,932
- 2010-2014	10,945	—	—	59	11,003
- 2015-2019	8,835	—	—	38	8,873
- 2020 and beyond	1,489	—	—	—	1,489

Total	31,421	247	279	351	32,297
Guarantees granted to third parties at September 30, 2005 amount to euro 1,252 million and include euro 781 million of commitments relating to the sale of real estate properties, and guarantees granted in favor of Wind against commitments of the company with the Ministry of Economics and Finance and banks (euro 457 million). The value of such guarantees is matched by equivalent guarantees received. With regard to the Real Estate sector, the right to terminate the leases was recognized and rentals for a period of six years and six months from July 2004 were regulated. The value of such guarantees is reduced annually by a predetermined amount.

Potential liabilities and assets
INPS (Social Security) Circular 63 dated May 6, 2005 regarding obligations towards Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment and relocation benefit funds)
On May 6, 2005, the Istituto Nazionale Previdenza Sociale (“INPS”) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (“CIG”), Cassa Integrazione Guadagni Straordinaria (“CIGS”), Disoccupazione Involontaria (“DS”) and Mobilità unemployment and relocation benefit funds, through which, in addition to regulating the matter, it specified that contributions to be paid to the above are applicable also to State-controlled companies and national public agencies that carry out industrial activities, also in the case their capital stock is not entirely owned by public entities. Among these are included also Enel and companies incorporated by the same pursuant to Legislative Decree no. 79, dated March 16, 1999, both for the period following the issue of the said circular and the past, starting from the date at which the capital stock of the same ceased to be entirely owned by public entities (in the case of Enel, starting with the date of the IPO, in November 1999).
More in detail, pursuant to the mentioned circular, Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by the same pursuant to the said Legislative Decree would be required to contribute also to the DS and Mobilità funds.
In case of application of the circular, the liability of the Enel Group for the past would amount to about euro 500 million. The Group however believes not to be liable for the said contribution for lack of applicability. The Group deems unfunded the request to be subjected to the payment of amounts accrued in the past, as such obligation would be imposed retroactively.
The circular was appealed at Administrative Courts requesting its suspension. Such appeal was however denied on judicial grounds and the said denial has already been appealed at the State Council that has subsequently rejected it.
Enel is however promoting action with the ordinary Court to determine the non-existence of the said liability.
On August 5, 2005, INPS communicated that the term of August 16, 2005 initially set for the payment of said accrued contributions is extended to September 30, 2005. Such term was further extended to October 31, 2005 and subsequently to November 30, 2005. All extensions were motivated with the need to study further the related issues in view of the complexity of the matter. Contacts aimed at providing Enel evaluations leading to a different determination of the amounts due are currently underway.

Subsequent events
Acquisition of Metanodotti Padani, Metanodotti Trentini and Easygas
The acquisition of gas distribution and sale companies Metanodotti Padani, Metanodotti Trentini and Easygas, operating in the provinces of Rovigo, Padua, Trento, Mantua, Ferrara and Modena was concluded on October 3, 2005.
The consideration paid for the entire capital stock of the three companies is equal to euro 22 million.
Single Buyer Auctions — “Contracts for differences”
On October 25 the Single Buyer published the terms for auctions for the awarding of “Contracts for differences” to cover its requirements for 2006. The generation capacity required by the Single Buyer at all hours of the day for 2006 is equal to 2,500 MW. Enel Produzione won contracts for the supply of 2,200 MW.

Attachments

Reconciliation of Italian GAAP to IAS/IFRS
at September 30, 2004 and notes
We include below a preliminary reconciliation to IFRS of Consolidated Shareholders’ Equity at September 30, 2004 and net income for the first nine months of 2004, as recorded under Italian GAAP.

			Income before
		Total Shareholders’	minority interests
		Equity at Sept. 30,	for the first nine
In millions of euro	note	2004	months of 2004

ITALIAN GAAP		20,756	2,635

Adjustments:
- Property, plant and equipment and related depreciation	1	102	(228)
- Start-up, development and advertising costs, and other intangible assets	2	(1,403)	99
- Goodwill	3	494	492
- Derivative financial instruments	4	(417)	4
- Employee benefits (e.g. termination benefits, reductions on electricity tariffs, Asem healthcare scheme, etc.)	5	(1,320)	(70)
- Provisions for risks and charges (restructuring, dismantling, breakdowns, etc.)	6	128	(113)
- Other adjustments	7	(56)	72

Tax impact of the adjustments		980	20

Total adjustments net of tax effect		(1,492)	276

IAS/IFRS		19,264	2,911
1)	Property, plant and equipment and related depreciation

Main adjustments to property, plant and equipment are reported below.

IFRS criteria require that each component of an item of property, plant and equipment, whose value is significant with respect to the overall cost of the relevant asset, be accounted for and depreciated separately.

Significant components identified, previously recorded and depreciated as part of a single asset under Italian GAAP, were thus accounted for and depreciated separately. The effect of this adjustment to the value of the Consolidated Shareholders’ Equity at September 30, 2004 is negative by euro 30 million, reflecting the resulting increase in the depreciation charge.

IFRS require that land be recognized separately and not depreciated.
Land ancillary to buildings, previously amortized together with the building that insists on it, was accounted for separately and the related depreciation eliminated.

The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at September 30, 2004 is positive by approximately euro 74 million.

Contrary to Italian GAAP, under IFRS, when a plant or part of a plant is discontinued in advance, its depreciation plan has to be reviewed in line with the discontinuation plan (assessment of useful life).

Previous write-downs were therefore eliminated and a new depreciation plan determined. The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at September 30, 2004 is positive by approximately euro 68 million.

IFRS require the capitalization and depreciation of estimated costs for the future dismantling and clean-up of productive sites and the recording of related accruals in a manner not contemplated by Italian GAAP.

Accruals for such costs must consequently be recorded in the provision for risks and charges, reviewing annually their current value limited to the financial component. Accounting records were adjusted accordingly, as Italian GAAP do not provide either for the discounting of provisions to adjust them to their present value, nor the capitalization of such costs.

Related adjustments reduced Consolidated Shareholders’ Equity at September 30, 2004, as calculated in accordance with IFRS, by approximately euro 18 million.

2)	Start-up, development and advertising costs, and other intangible assets

In contrast to practice under Italian GAAP, IFRS no longer allow the capitalization of incorporation, start-up and advertising costs; as part of procedures for the First-time adoption of IFRS, incorporation, start-up and advertising costs were therefore eliminated.

Such adjustment resulted in a reduction in the Consolidated Shareholders’ Equity at September 30, 2004 of approximately euro 47 million.

The capitalization of extraordinary contributions paid to the Electricity Industry Employee Pension Fund in three annual installments in 2000, 2001 and 2002 — as provided for by a specific law — is no longer allowed under IFRS, that require defined contribution plans to be recognized in the Income Statement on the basis of the amount of the contribution paid-out in each period.

Related adjustments reduced the Consolidated Shareholders’ Equity at September 30, 2004, as calculated in accordance with IFRS, by approximately euro 1,356 million.

3)	Goodwill

Goodwill may no longer be amortized and is to be subjected to annual impairment test. As required under IFRS 1, the net book value of goodwill, recorded under Italian GAAP at the transition date, is periodically subjected to impairment test and is no longer amortized.

Under IFRS, goodwill arising on equity investments outside the euro zone are translated at the exchange rate at the end of the accounting period.

The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at September 30, 2004 is positive by approximately euro 494 million.

4)	Derivative financial instruments

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions and the Group’s overall exposure.

IFRS establish specific rules for the valuation of financial derivatives that differ from those applied under Italian GAAP.

In particular, for financial derivatives used to hedge risks connected with future financial flows attributed to an asset, liability or future transaction (Cash Flow Hedges, CFH), main differences consist in:
•	the recording of the financial derivative in the Balance Sheet at the fair value;

•	the recording of the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge in the related reserve; and

•	the recording of the ineffective portion of the gain or loss on the hedging instrument in the Income Statement.
With respect to financial derivatives used to hedge the risk of fluctuations in the fair value of an asset or liability recorded in the Balance Sheet (Fair Value Hedge on interest rates), main differences consist in:
•	the recording in the Balance Sheet of the financial derivative at its fair value, as an asset or liability, as appropriate;

•	the recording as an adjustment to the carrying amount of the hedged item of the gain or loss on the hedged item attributable to the hedged risk.
Related adjustments reduced the Consolidated Shareholders’ Equity at September 30, 2004, as calculated in accordance with IFRS, by euro 417 million.

5)	Employee benefits

IFRS include among types of benefits to employees “Retirement and post-employment benefits”. These represent benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (the risk that benefits are lower than expected) and the investment risk (the risk that assets invested will be insufficient to cover expected benefits to be paid-out) fall on the company and not on the employee. It becomes therefore necessary to record the present value, determined in accordance with a specific actuarial method, of the expected liability and costs and revenues relating to the accrual for the same, including financial charges and discounted gains and losses.

Benefits to be paid to Enel Group employees under defined benefit plans, consisting of employee termination indemnities, additional months’ pay (IMA), indemnities due in lieu of notice (ISP), loyalty bonuses, supplemental pension plan (PIA) and reductions on electricity tariffs, were accounted for as follows:
•	recording and first-time valuing of:
•	liabilities for reductions on electricity tariffs;

•	loyalty bonus liabilities.
•	application of the different valuation criteria for:
•	employee termination indemnities;

•	the provision for additional months’ pay and indemnities due in lieu of notice;

•	provisions for supplemental pension plan
The most significant difference is represented by the recording of the liability relating to reductions on electricity tariffs granted to current and retired employees of the company, having a negative effect on the Consolidated Shareholders’ Equity at September 30, 2004 of about euro 1,000 million.

Other adjustments reduced the Consolidated Shareholders’ Equity at September 30, 2004 by approximately euro 320 million.

Under IFRS, stock options granted to employees are valued at their fair value at the time at which they are assigned. The cost of stock options assigned, represented by their fair value, is recorded in the Income Statement over the period in which the stock options may be exercised (vesting period), recording an equivalent amount in a specific Shareholders’ Equity reserve, with no impact on the Consolidated Shareholders’ Equity.

Italian GAAP do not provide for the recording in the Income Statement of such effects.

6)	Provisions for risks and charges

Under IFRS, accruals for risks and charges are recorded only when there exists a liability due to an event in the past, and the company has no realistic alternative to settling that obligation. Adjustments are limited to the provision for breakdowns, the provision for plant dismantling costs and the provision for corporate restructurings that under Italian GAAP did not meet these requirements. The effect of such adjustment to the value of the Consolidated Shareholders’ Equity at September 30, 2004 is positive by about euro 176 million.

Contrary to practice under Italian GAAP, moreover, under IFRS, liabilities for which provisions have been made that will become payable in future periods must be discounted to their present value.

The adjustment at September 30, 2004 includes also euro 48 million relating to the liability resulting from Terna’s bonus share granted to some shareholders, adjusted to take into account the current market value of the shares.

Related adjustments had the effect of increasing the Consolidated Shareholders’ Equity at September 30, 2004 by approximately euro 128 million.

7)	Other adjustments

Other adjustments relate primarily to the discounting of long-term receivables and payables, in addition to the reversal of deferred taxes, determining a negative impact on the Consolidated Shareholders’ Equity at September 30, 2004, as calculated in accordance with IFRS, of euro 56 million.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 23, 2005